Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER COMMENCES EXPLORATION DRILLING AT PERICONES

April 1, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to report that diamond drilling has commenced on its Plaza De Gallos target on Kimber’s 100% owned Pericones property. The Pericones property is comprised of two contiguous concessions totaling 11,890 hectares located approximately 160 kilometres southwest of Mexico City, in a region with an extensive history of silver production.

The primary target for drilling at Pericones, Plaza De Gallos, has surface mineralization that has been mapped and sampled over 900 metres of strike from an adit portal. As reported in a news release dated May 6, 2009 results of the assays of surface and adit sampling at Plaza de Gallos suggest potential for high grade silver mineralization.

A 2,500 to 3,000 metre initial drill program is in progress and to date seven holes totaling 950 metres have been completed. The first batch of samples has been sent to the assay laboratory for testing with results to be released when appropriate.

“We are pleased to have begun drilling at Kimber’s Pericones project,” said Gordon Cummings, President and CEO of Kimber Resources. “This is a target that shows excellent potential to host high-grade silver and has never been drilled before. This is an exciting period for us at Kimber as we embark on a drill program at Pericones in tandem with completing a Preliminary Economic Assessment for our principal asset, the Monterde gold-silver property in the Sierra Madre gold-silver belt.”

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three deposits with gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current mineral resources. The Company is now seeking to complete a preliminary economic assessment of the Monterde deposits. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 160 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde and Pericones projects being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack (Monterde and Pericones projects) and standards inserted after sample preparation (Monterde Project). Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

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